September 9, 2004


Mail Stop 0405


By U.S. Mail and facsimile to (604) 925-9613.

Brian McDonald, Esq.
5781 Cranley Drive
West Vancouver, British Columbia
Canada V7W 1T1

Re:	The Stallion Group
	Form SB-2 filed August 19, 2004
	File No. 333-118360

Dear Mr. McDonald:

	We have limited our review of this Form SB- 2 to legal issues relating to the offering and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page
1. Revise to disclose the absolute last day you may sell shares. Please provide similar disclosure when discussing your plan of distribution.
2. Revise to disclose that if the minimum is not met, you will promptly return the proceeds.
3. Revise to disclose the percentage of shares outstanding that are being registered in this offering and the percentage of shares that are being offered by selling shareholders.
4. Revise to clarify whether the sale of shares by the selling shareholders is contingent on the company selling the minimum shares. Please also disclose whether there are any provisions preventing the selling shareholders from selling their shares concurrently with your primary offering. If there are no restrictions, revise your summary section disclosure to discuss the impact a concurrent secondary offering may have on your primary offering. If appropriate, include risk factor disclosure.
5. Please disclose that the company has only one executive officer and director.
6. Revise to disclose that Mr. Williams may purchase shares in order to meet the minimum number necessary to close the offering.
7. Please disclose whether subscriptions are revocable.

Cautionary Statement Regarding Forward-Looking Statements, page 11
8. Please delete any references to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Given your status as a penny stock, the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Exchange Act are not available because you issue "penny stock" as defined in Exchange Act Rule 3a51-1.

Dilution of the Price You Pay for Your Shares, page 15
9. In the second paragraph, you state that the per share value prior to the offering is $0.0040. However, the table on that page indicates the per share value prior to the offering to be $0.0045. Reconcile this inconsistency.
Plan of Distribution, Terms of the Offering
(a) The Offering will be Sold by Our Officers - page 17
10. Revise the title to this section to disclose that you only have one executive officer.

Selling Shareholders - page 19
11. Revise to indicate whether any of the selling security holders are broker-dealers or affiliates of broker-dealers.


Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If there are any questions, please contact Michael McCoy at (202)
942-1908 or in his absence, to Jennifer Zatkowski at (202) 942-1911.

							Sincerely,



							H. Roger Schwall
							Assistant Director

cc:	Michael McCoy
	Jennifer Zatkowski



Brian McDonald, Esq.
The Stallion Group
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

       DIVISION OF
CORPORATION FINANCE